SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Longs Drug Stores Corporation
(Name of Subject Company)
Pershing Square Capital Management, L.P, et al.
(Name of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
      543162101
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 9. EXHIBITS
SIGNATURE
EX-99.G.3: LETTER TO SHAREHOLDERS

     This Amendment No. 1 to Schedule 14D-9 (“Amendment No. 1”) supplements the Schedule 14D-9 filed with the Securities Exchange Commission (“SEC”) on September 12, 2008. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly owned subsidiary of CVS Caremark Corporation, a Delaware corporation, to purchase all outstanding Common Stock for $71.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008, as amended or supplemented from time to time, and in the related Letter of Transmittal, as amended or supplemented from time to time, copies of which were originally filed with the SEC on August 18, 2008. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, which was originally filed with the SEC on August 18, 2008.
     The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby supplemented to the extent specifically provided herein.
ITEM 9. EXHIBITS

Item No.	Description

(g)(3)	Letter to the Shareholders of Longs Drug Stores Corporation, dated October 10, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 10, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

2